UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
FreeSeas Inc.

(Name of Issuer)
Common Stock, par value $0.001

(Title of Class of Securities)
Y26496102

(CUSIP Number)
Konstantinos Koutsoubelis
11 Poseidonos Avenue
Athens 167 77 Greece
+30 210 8910 170

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 (f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d—7 for other parties to whom copies are to be sent.
*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y26496102	Page	2	of	7

1	NAMES OF REPORTING PERSONS FS Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,808,782

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,808,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,808,782

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Calculated based upon 21,171,329 shares of Common Stock of the Issuer outstanding as of June 30, 2008, as reported in the Issuer’s Form 6-K for the six months ended June 30, 2008.

CUSIP No.	Y26496102	Page	3	of	7

1	NAMES OF REPORTING PERSONS Benbay Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Cyprus

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		360,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		360,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	360,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(2) Calculated based upon 21,171,329 shares of Common Stock of the Issuer outstanding as of June 30, 2008, as reported on the Issuer’s Form 6-K for the fiscal year ended June 30, 2008.

CUSIP No.	Y26496102	Page	4	of	7

ITEM 1.	Security and Issuer.
     This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of FreeSeas Inc., a Marshall Islands corporation (the “Issuer”), whose principal executive offices are located at 89 Akti Miaouli & 4 Mavokordatou Street, Piraeus 185 38 Greece.

ITEM 2.	Identity and Background.
     (a) — (c), (f) This statement is being filed by each of the persons identified below (collectively the “Reporting Persons”):

Jurisdiction of
Incorporation or
		Place of	Occupation or
Name	Address	Citizenship	Principal Business

FS Holdings Limited	11 Poseidonos Avenue	Marshall Islands	Investments
16777 Elliniko
Athens, Greece

Benbay Limited	11 Poseidonos Avenue	Republic of Cyprus	Investments
16777 Elliniko
Athens, Greece

Bella Restis(1)	11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece

Victor Restis(1)(2)	11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece

Katia Restis(1)	11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece

Claudia Restis(1)	11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko
Athens, Greece
(1)	The listed persons are each shareholders, directors and executive officers of FS Holdings Limited.

(2)	The listed person is the sole shareholder of Benbay Limited, and Philippas Philippou is the sole director of Benbay Limited.
     (d) — (e) None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No.	Y26496102	Page	5	of	7

ITEM 3.	Source and Amount of Funds or Other Consideration.
     Benbay Limited purchased in an open market transaction on August 18, 2008 360,000 shares of the Issuer’s Common Stock at a price of $7.04 per share, or an aggregate purchase price of $2,534,400. FS Holdings Limited exercised on November 14, 2007 warrants previously granted to it in connection with a loan provided by it to the Issuer. FS Holdings Limited acquired 700,000 shares of the Issuer’s Common Stock upon exercise of these warrants, which had an exercise price of $5.00 per share, for an aggregate exercise price of $3,500,000.
     Neither Benbay Limited nor FS Holdings Limited used borrowed funds to acquire the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4.	Purpose of Transaction.
     The Reporting Persons have acquired the Common Stock of the Issuer for investment. The Reporting Persons evaluate their investment in the Common Stock on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.
     The Reporting Persons reserve the right to be in contact with members of the Issuer’s management, the members of the Issuer’s board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.
     The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.
     The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s board of directors, the Issuer’s shareholders and others.

ITEM 5.	Interest in Securities of the Issuer.
     (a) - (b) As of the date hereof, the Reporting Persons’ beneficial ownership is as set forth below:

	Percentage of
	Shares Beneficially	Voting		Dispositive
Name	Owned	Sole	Shared	Sole	Shared
FS Holdings Limited	13.2%	0	2,808,782	0	2,808,782
Benbay Limited	1.7%	0	360,000	0	360,000
     (c) See Item 3 above.

CUSIP No.	Y26496102	Page	6	of	7

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     None.

ITEM 7.	Materials to be Filed as Exhibits.
1.	Joint Filing Agreement dated September 26, 2008 by and between FS Holdings Limited and Benbay Limited.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2008	FS HOLDINGS LIMITED
	By:	/s/ Konstantinos Koutsoubelis
		Name:	Konstantinos Koutsoubelis
		Title:	Authorized Signatory

BENBAY LIMITED
	By:	/s/ Stelios Katevatis
		Name:	Stelios Katevatis
		Title:	Authorized Signatory

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(l)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of An Amendment No. 2 to Schedule 13D dated September 26, 2008 (including all further amendments thereto) with respect to the Common Stock of FreeSeas Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13D.

Dated: September 26, 2008	FS HOLDINGS LIMITED
	By:	/s/ Konstantinos Koutsoubelis
		Name:	Konstantinos Koutsoubelis
		Title:	Authorized Signatory

BENBAY LIMITED
	By:	/s/ Stelios Katevatis
		Name:	Stelios Katevatis
		Title:	Authorized Signatory